P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

March 1st, 2006	Symbol – TSX & AIM: KGI

Kirkland Lake Reports Earnings of $2.3 million for 3rdQuarter 2006

Kirkland Lake Gold Inc. (the “Company”) today reported earnings of $2.3 million, or $0.05 cents per share for the third quarter of fiscal 2006 compared to a net loss of $6.3 million, or $0.14 cents per share, in the third quarter of fiscal 2005.

Highlights – Three months Ended January 31st, 2005 (All numbers reported in Canadian dollars)

  Operating income $5,066,000 before amortization and depletion, royalties, exploration, and offsite general and administrative expenses compares to an operating loss of $3,329,000 in the third quarter of fiscal 2005. Exploration expenditures for the third quarter were $1,775,000 versus $1,566,000 in exploration costs during the third quarter fiscal 2005.

  Reduction in operating costs to $150 per ton as compared to $174 per ton in the second quarter (ending October 31st 2005), and $256 per ton in the third quarter of fiscal 2005. Operations processed 40,252 tons of ore grading 0.42 ounces of gold per ton for production of 16,434 ounces as compared to 37,936 tons grading 0.32 ounces of gold per ton for production of 11,922 ounces in fiscal 2005, and 41,893 tons grading 0.34 ounces of gold per ton for production of 13,859 ounces in the second quarter.

  Exploration highlights include successful follow up drill holes intersection on the significant new zone discovered to the south (see news release of November 22, 2005) from which one intersection yielded 1.91 ounces of gold per ton (uncut) over a core length of 15.3 feet, and progress in the development of the 2500 foot drift from the 5300’ Level, to explore these southern zones.

  The Company has formed a joint venture with Queenston Mining Inc. to explore the Kirkland West property owned by Newmont Mining of Canada Limited (see news release of November 15th, 2005 ). The Kirkland West claims adjoins the western boundary of the Company’s property, and is thought to contain the western extension of the Company’s Main/`04 Break ore horizon with a potential strike of 5800 feet. Work on this joint venture began during this quarter from the existing 4700 level (Company’s # 3 Shaft) and will include drifting and diamond drilling.

“We are pleased to report our first quarter of positive earnings, however we still have a great deal of scope for additional cost and other operational improvements,” reports Brian Hinchcliffe, the Company’s President & CEO.

Gold Revenue

Gold revenue of $11,111,262 based on the 18,624 ounces sold at an average price of CDN$597 per ounce improved by 86 % from the second quarter and 74 percent from the third quarter of 2005. This compares with gold sales of 11,084 ounces resulting in revenues of $5,985,574 at an average realized price of $540 per ounce during the second quarter and of 11,913 ounces with an average sales price of CDN$535 per ounce during the third quarter of the prior year.

Operation Notes

During the third quarter, the Company’s operations improved in several important areas:

a) The Company completed the Ramp connecting the 3400’ and 3800 Levels at the Upper D Zone South stabilizing its high grade ore production. The drift towards the ’04 Break was started from the new 3400’ Level, with the goal to mine both North – South and East – West oriented ore blocks from the same level, the first time in the Kirkland Lake gold camp that ore blocks oriented in this direction have been mined, giving to the Company the ability to operate more workplaces in the same area.

b) The Upper D Zone North continued to be prepared for mining by the first quarter fiscal 2007, as planned. The Upper D Zone as a whole, is an above average grade area which can be mined at low costs, still open for further exploration while in production.

c) Rehabilitation of two significant mining levels (5150 foot & 5300 foot), advanced after being dewatered, and the Company started mining operations (ore production). On both mining levels, the long hole mining method is being utilized adding lower costs and higher productivity production to the entire operation.

In addition, the percentage of total milled tonnage from development sources was kept at 27%, same level than during the second quarter, a significant decrease from the 37% of the first quarter of 2006 and closer to the historic average of 20-25%.

Financial Results

Kirkland Lake Gold realized earnings for the quarter ended January 31, 2006 (Fiscal 2006) of $2,309,854 or $0.05 per share, which compares with a loss $901,147 or $0.02 per share in the previous quarter, and a loss of $6,331,651 or $0.14 per share for the same period fiscal 2005. Gold revenues were higher on a year over year basis at $11,111,262 (2005 - $ 6,374,826). Operating costs incurred in the quarter of $6,045,426, compares to operating costs of $9,703,075 incurred during the same period in fiscal 2005, and $4,984,889 for the prior quarter. The Company continues with its active exploration program with exploration expenditures of $1,774,635 being expensed in the latest quarter, as compared with $1,566,402 during the same period fiscal 2005.

Expressed in 000’s of Canadian dollars	3 months ended	3 months ended
except share information	January 31,	January 31,
	2006	2005
Revenue	11,111	6,375
Operating Costs	6,045	9,703
Exploration Expenditure	1,775	1,566
Net gain before unusual item	2,310	(6,332)
Per share (basic and diluted)	0.05	(0.14)
Cash Flow from operating activities	4,574	(7,247)
Net increase (decrease) in cash	159	(4,113)
Cash at end of period	8,941	3,574
Short Term Investments - Unrestricted	-	10,000
Total Cash and Cash Equivalents	8,941	13,574
Total Current Assets	17,364	17,526
Total Current Liabilities	11,941	8,332
Working Capital	5,423	9,194
Weighted average of shares outstanding	49,157,954	43,759,542

During the third quarter of fiscal 2006, gold production was 16,434 ounces from 40,252 tons of ore milled, at a head grade of 0.4187 ounces of gold per ton, and mill recovery of 97.51% . This compares to 11,922 ounces produced from 37,936 milled tons of ore during the same period in 2005. The percentage of total milled tonnage from development sources was 27%, similar to the previous quarter. Since gold content in development headings is more difficult to forecast, and is lower grade than that in production stopes, the higher the proportion of mill feed from development headings, the greater the negative effect on overall grade.

Throughout the third quarter, total capital invested in the Company’s operations was $4,850,454 as compared with $2,707,772 reported for the same quarter of the prior year, and $3,296,647 during the prior quarter. Of the $4.8 million invested in its operations, $1.0 million (2005 - $0.4 million) was spent on the purchase of equipment, while the remaining $3.8 million was invested in development projects including the completion of the D-Zone South ramp, which now links the 3400’ Level with the 3800’ Level, the commencement of the ramp system for the D-Zone North, and continuation of both the 4721 Complex ramp, and the 5036 Complex. These projects serve to access sizeable reserves and further the two to four year production goals of the Company. In addition to the reserve development, infrastructure (power, egress, loading pocket, ventilation, microseismic system expansion, communications etc.) to facilitate the development and mining of the 5150’ Level and 5300’ Level was completed during the quarter.

The third quarter FY-2006 financial statements and Management’s Discussion and Analysis are available on SEDAR at www.sedar.com.

About the Company

The Company purchased the Macassa Mine and the 1,500-ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.